United States securities and exchange commission logo





                              December 7, 2022

       Joseph Furnari
       Chief Executive Officer
       HyreCar Inc.
       915 Wilshire Blvd, Suite 1950
       Los Angeles, CA 90017

                                                        Re: HyreCar Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-38561

       Dear Joseph Furnari:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures, page 27

   1. Please remove the adjustment "changes in the liabilities for insurance reserves" to arrive at the non-GAAP measure
Adjusted EBITDA in future filings. Refer to Question 100.01
                                                        and 100.04 of the
Compliance and Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.
       Item 9A. Controls and Procedures, page 32

   2. Please amend your filing to provide the disclosures required by Item 308(a) of Regulation
                                                        S-K.
 Joseph Furnari
FirstName LastNameJoseph Furnari
HyreCar Inc.
Comapany7,
December  NameHyreCar
             2022        Inc.
December
Page 2    7, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services